82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN 15 AM 7:21

Santos

04012167

Date: Wed 14 Jan 2004 11:57:08 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 3

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

1/20

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Santos

www.santos.com

newsrelease

14 January 2004

Bayu-Undan project achieves key milestones

Santos Limited is pleased to announce the achievement of two significant milestones at the Bayu-Undan project with the flowing of first gas from the Bayu-Undan gas and liquids field.

The project has successfully opened two wells for production as part of the commissioning and start-up procedures for the Wellhead Platform Number1. In addition, 1000 metric tonnes each of propane and butane have also been loaded onto the Liberdade Floating Storage Offtake vessel to pre-cool the LPG storage tanks in advance of LPG production from the field.

"The completion of these major events over the holiday period represent important milestones in the offshore completion program," Santos' Managing Director, Mr. John Ellice-Flint, said today.

"Bayu-Undan remains on schedule for first liquids production in April 2004 and this latest achievement gives us increased confidence we will successfully deliver commercial liquids production in coming weeks."

Santos, with a 10.6 per cent interest, is the only Australian-owned company involved in the world class project which is located in the Timor Sea. ConocoPhillips with a 56.7% interest operates the Bayu-Undan project.

The project's first stage - due to come on stream in April 2004 at an estimated cost of US$1.8 billion - is the Gas Recycle (Liquids) Project which involves the stripping of Natural Gas Liquids (condensate and LPG) from the Bayu-Undan field's gas stream and re-injecting the residual gas.

The second stage Liquefied Natural Gas (LNG) development involves transporting the residual gas to Wickham Point, Darwin in the Northern Territory and processing into LNG for export to Japan. The LNG project is estimated to cost around US$1.5 billion with production to commence in the first half of 2006.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

Interests in the total Bayu-Undan project are:

ConocoPhillips (Operator)	56.72%

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile 08 8218 5131

ENI	12.04%
Santos Group	10.64%
INPEX	10.52%
Tokyo Electric Power Company, Incorporated/ Tokyo Gas Co., Ltd.	10.08%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 15 Jan 2004 12:00:02 AM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos weekly drilling summary w/e
15/01/04

Number of pages (incl. cover sheet): 2

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Week Ending 15th January 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 1500hrs 14/01/04 (Jakarta Time)	Run in hole prior to drilling out cement. The current depth is 4083m with no progress for the week.	
Planned Total Depth	5172m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Torres 1

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 14/01/04 (Houston Time)	Preparing to run intermediate casing. The current depth is 3103m with 18m progress for the week.	
Planned Total Depth	4176m	
Interest	Santos Group	25.0% WI
Operator	Suemaur Group	

Hebe 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Aquitaine A Block), 7.3km ESE of Vega 1, 8.8km E of Baryulah East 1 and some 42km S of the Ballera Gas Centre.	
Status at 0600hrs 15/01/04	Pulling out of hole to change the bit. The current depth is 2170m with 1312m progress for the week.	
Planned Total Depth	2521m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

Corsair 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Naccowlah Block), 1.2km ENE of Roti West 1, 3.0km NNW of Roti 1 and some 40km E of the Ballera Gas Centre.	
Status at 0600hrs 15/01/04	Drilling ahead. The current depth and progress for the week1295m. Corsair 1 spudded on 10/01/04.	
Planned Total Depth	2675m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

During the week ending 15th January, 2004 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com